Exhibit 12(a)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	YEARS ENDED DECEMBER 31,
(dollars in thousands)	2013	2014	2015	2016	2017
Net income	$40,139	$253,518	$262,570	$298,809	$317,676
Income tax expense (benefit)	22,841	(110,092)	22,058	13,356	9,230
Fixed charges	221,584	182,472	179,881	213,820	221,434
Earnings	$284,564	$325,898	$464,509	$525,985	$548,340
Interest expense, net	146,112	105,152	98,399	123,682	128,390
Rents under leases representative of an interest factor	75,107	76,955	81,117	89,773	92,679
Preferred dividends	365	365	365	365	365
Fixed charges	$221,584	$182,472	$179,881	$213,820	$221,434
Ratio of earnings to fixed charges	1.3x	1.8x	2.6x	2.5x	2.5x

(1)

The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.